MORGAN STANLEY & CO. LLC

CITIGROUP GLOBAL MARKETS INC.

c/o                               Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

c/o                               Citigroup Global Markets Inc.
                                                388 Greenwich Street
                                                New York, New York 10013

April 14, 2016

Re:                             Bats Global Markets, Inc.
                                                Registration Statement on Form S-1
                                                Registration File No. 333-208565

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-0404
Attention: Mr. Tom Kluck

Dear Mr. Kluck:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 5,107 copies of the Preliminary Prospectus dated April 4, 2016, were distributed during the period April 4, 2016 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Bats Global Markets, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on April 14, 2016, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Michael Occi

By:	Citigroup Global Markets Inc.

By:	/s/ Mathieu Salas

[Signature page to Underwriter Acceleration Request]